AltaGas

Calgary Place
1700 355 4th Ave SW
[redacted]

main 403.691.7575
fax 403.691.7508

06010462

January 12, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
JAN 24 2006
WASH. D.C. 213 SECTION

SUPPL

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controller

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

enclosures

ALBERTA'S
FASTEST GROWING
COMPANIES
2005

FEATURED IN MACLEAN'S

ALTAGAS INCOME TRUST ENTERS INTO AGREEMENT TO DEVELOP WIND POWER PROJECT IN B.C.

Calgary, Alberta (January 10, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it has entered into an agreement with Aeolis Wind Power Corporation (Aeolis) to form a limited partnership for the purpose of developing a wind power project at Bear Mountain in northeast British Columbia, near Dawson Creek. The limited partnership intends to bid in the British Columbia Hydro and Power Authority (BC Hydro) Fiscal 2006 Open Call for Power, which was announced on December 8, 2005.

David Cornhill, Chairman, President and CEO of AltaGas said, "The proposed wind power project fits our strategy to expand power generation capacity, and would move AltaGas into the development and operation of long-term renewable wind power generation in B.C." He added, "The Bear Mountain project is a first small step in adding renewable wind power generation to our portfolio, while providing further renewable energy in Canada."

If the bid in the BC Hydro process is successful, the Bear Mountain wind power project would be constructed with an expected nameplate capacity of approximately 120 MW, and the power from the project would be sold under long-term electricity purchase arrangements with BC Hydro.

Peace Energy A Renewable Energy Cooperative (Peace Energy) has been a significant proponent for the development of the Bear Mountain project and has provided the project with local support. Peace Energy's mandate as a cooperative is to popularize, promote and assist with implementing renewable energy and conservation in the British Columbia and Alberta Peace region. Peace Energy is based in Dawson Creek.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering and processing, extraction of ethane and natural gas liquids, transmission, sale of wholesale power from its gas-fired generation and power purchase-based arrangements, natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (December 14, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on January 16, 2006 to holders of record on December 23, 2005, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.16 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering and processing, extraction of ethane and natural gas liquids, transmission, wholesale sale of power from its gas-fired generation and power purchase-based arrangements, natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES CLOSING OF SPIN-OUT OF NATURAL GAS DISTRIBUTION BUSINESS

NOT FOR DISTRIBUTION IN THE U.S. OR TO U.S. NEWSWIRE SERVICES

Calgary, Alberta (November 17, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has completed the spin-out of its natural gas distribution segment into AltaGas Utility Group Inc. (Utility Group). The common shares of Utility Group commenced trading on the Toronto Stock Exchange at market opening today under the symbol AUI.

Utility Group owns indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., each operating natural gas distribution utilities in Canada. The Trust holds 2,184,000 common shares, or approximately 27 percent of Utility Group's total issued and outstanding common shares.

David Cornhill, Chairman, President and CEO of AltaGas Income Trust said, "This is an exciting day for AltaGas and our unitholders. We believe that AltaGas Utility Group Inc. will be an excellent addition to the investment marketplace and will enhance value for AltaGas' existing unitholders and Utility Group shareholders."

As announced on November 14, 2005, holders of trust units (Trust Units) of the Trust (Unitholders) and holders (LP Unitholders) of exchangeable partnership units (Partnership Units) of AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) will receive one common share of Utility Group for each 13.9592 Trust Units or Partnership Units held on the November 14, 2005 record date. Fractional shares will not be distributed and the number of common shares of Utility Group distributed to each holder of record will be rounded down to the next lowest number of common shares.

Registered Unitholders and LP Unitholders of record will receive a share certificate for common shares of Utility Group in the mail. Common shares distributed to non-registered Unitholders will be credited to their investment accounts. Non-resident Unitholders will be subject to withholding taxes as a result of the distribution of Utility Group common shares. Further information can be found under the heading "Distribution" in the section entitled "Plan of Distribution" in the final prospectus filed by Utility Group on November 4, 2005 and available at www.sedar.com.

Coincident with the spin-out, Utility Group completed its initial public offering of 390,000 common shares at a price of $7.50 per share for gross proceeds of approximately $2.9 million. AltaGas LP #1 also concurrently completed a secondary offering of 1,716,000 common shares of Utility Group at the same price of $7.50 per share for gross proceeds to AltaGas LP #1 of approximately $12.9 million.

The underwriting syndicate for Utility Group's initial public offering and AltaGas LP#1's secondary offering was co-led by Clarus Securities Inc. and RBC Capital Markets and included BMO Nesbitt Burns Inc.,

National Bank Financial Inc. and Scotia Capital Inc. Utility Group and AltaGas LP#1 have each granted the underwriters an over-allotment option exercisable for a period of 30 days following closing for an additional 15 percent of the treasury offering and the secondary offering, respectively. If the over-allotment options are exercised in full, the Trust's holding will be reduced to approximately 23 percent.

Clarus Securities Inc. was also retained as financial advisor by AltaGas Income Trust and AltaGas Utility Group Inc. with respect to the spin-out of Utility Group.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, they may not be offered or sold within the United States except pursuant to registration under the 1933 Act and applicable state securities laws or pursuant to an exemption from registration therefrom.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering and processing, extraction of ethane and natural gas liquids, transmission, wholesale sale of power from its gas-fired generation and power purchase-based arrangements, natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 HOLDS 26.7% STAKE IN ALTAGAS UTILITY GROUP INC.

CALGARY, ALBERTA – November 17, 2005 – AltaGas Holding Limited Partnership No. 1 ("AltaGas LP #1") is pleased to announce that through a series of transactions it now holds 2,184,000 Common Shares of AltaGas Utility Group Inc. (the "Corporation"), a Calgary based company which is engaged in natural gas distribution to residential, farm, commercial and industrial users for heating and other purposes.

AltaGas LP #1 transferred all of the issued and outstanding shares of AltaGas Utility Holdings Inc., a private company, to the Corporation in exchange for the issuance to AltaGas LP #1, by the Corporation, of approximately 7,800,000 common shares (the "Common Shares") of the Corporation, at a deemed value of $7.50 per Common Share (the "Reorganization"). Subsequently, 3,900,000 Common Shares were distributed pursuant to the *pro rata* distribution of approximately 3,746,544 Common Shares by AltaGas Income Trust (TSX: ALAUN), to holders of its trust units, and the *pro rata* distribution of 153,456 Common Shares by AltaGas LP#1, to the holders of its Class B limited partnership units (the "Distribution"). In addition, the Corporation issued 390,000 Common Shares from treasury and AltaGas LP #1 sold a further 1,716,000 Common Shares at a price of $7.50 per Common Share (the "Offering").

As a result of the Reorganization, Distribution and Offering, AltaGas LP #1 currently owns 2,184,000 Common Shares of the Corporation, representing approximately 26.7% of the Corporation's issued and outstanding Common Shares. The Reorganization, Distribution and Offering took place through a combination of private agreements and a prospectus dated November 4, 2005. The Corporation is listed on the Toronto Stock Exchange under the symbol "AUI".

AltaGas LP #1 is a subsidiary of AltaGas Income Trust and is located at Suite 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering and processing, extraction of ethane and natural gas liquids, transmission, wholesale sale of power from its gas-fired generation and power purchase-based arrangements, natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (January 13, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on February 15, 2006 to holders of record on January 25, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.16 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering and processing, extraction of ethane and natural gas liquids, transmission, sale of wholesale power from its gas-fired generation and power purchase-based arrangements, natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca